

Mail Stop 3720

September 24, 2009

Mr. Mark Bruk
Chief Executive Officer and Director
Kunekt Corporation
112 North Curry Street
Carson City, NV 89703-4934

> **Re: Kunekt Corporation**
> **Form 10-K for the Fiscal Year Ended October 31, 2008**
> **Filed January 26, 2009**
> **File No. 000-53561**

Dear Mr. Bruk:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that you registered shares of common stock under Section 12(g) of the Securities Exchange Act pursuant to a Form 8-A filed on January 16, 2009. Please note that in future filings, the cover page to your Form 10-K should reflect any shares registered pursuant to Section 12(g).

Item 9A(T) Controls and Procedures, page 40

2. We note management's conclusion that you had material weaknesses in your internal control over financial reporting as of October 31, 2008. Please revise your disclosure in future filings to disclose the specific steps the company has taken to remediate such

material weaknesses. Such disclosure also should identify, if applicable, the nature of any "errors" management corrects prior to the release of your financial statements.

*   *   *   *

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detail letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Jessica Plowgian, attorney-advisor, at (202) 551-3367 or Robert Bartelmes, Senior Financial Analyst at (202) 551-3354 with any other questions.

Sincerely,
/s Robert Bartelmes, for

Larry Spirgel
Assistant Director